Benchmark Electronics, Inc.
3000 Technology Drive
Angleton, TX 77515
Main Telephone 979-849-6550
FAX 979-848-5294

September 24, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Patrick Gilmore, Accounting Branch Chief

Re:       Benchmark Electronics, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 28, 2013

Form 10-Q for the Quarterly Period Ended June 30, 2013

Filed August 7, 2013

File No. 001-10560

Dear Mr. Gilmore:

The following information and comments are made in response to your letter dated September 16, 2013 (the “Comment Letter”) to Benchmark Electronics, Inc. (the “Company”). Referring to specific points communicated to the Company in the Comment Letter, we hereby submit the following responses on behalf of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Income Taxes, page 33

1.        We note that if you are “able to realize [y]our deferred tax assets in excess of [y]our net recorded amount, an adjustment to the valuation allowance would increase income in the period such determination was made.” We further note from disclosure in Note 8 that you have a valuation allowance of $42 million against deferred tax assets of $84 million as of December 31, 2012. Please tell us and revise future filings to disclose the specific deferred tax assets to which your valuation allowance relates and the potential circumstances that may cause you to adjust your valuation allowance in future periods. To the extent your estimates and assumptions are reasonably likely to change in the future, for example if additional taxable income in an upcoming quarterly period would cause you to release of all or a portion of your valuation allowance, you should address this in your disclosures. Refer to Section V of SEC Release 33-8350.

Response 1: The Company’s $42 million valuation allowance against deferred tax assets relates primarily to its net operating loss tax carryforwards and tax credit carryforwards. As of December 31, 2012, deferred tax net operating loss carryforwards totaled $40 million, including U.S. federal and state net operating losses of $31 million (acquired and subject to Internal Revenue Code (IRC) Section 382 limitations of $3 million per year) and foreign net operating losses of $9 million, and U.S. federal and state deferred tax credit carryforwards totaled $6 million. The Company has established valuation allowances totaling $18 million against the federal and state net operating loss carryforwards, $6 million against the foreign net operating losses and $6 million against the federal and state tax credit carryforwards. The remainder of the valuation allowance is related to other temporary items for which the Company cannot utilize the tax deduction.

In assessing the ultimate realization of deferred tax assets, the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies. Differences in the Company’s future operating results as compared to the estimates utilized in the determination of the valuation allowances could result in adjustments in valuation allowances in future periods. For example, a significant increase in the Company’s operations in the

Securities and Exchange Commission

September 24, 2013

United States, future accretive acquisitions in the United States and any movement in profits from its international operations to the United States would result in a reduction in the valuation allowance and would increase income in the period such determination was made. Alternatively, significant economic downturns in the United States generating additional operating loss carryforwards and potential movements in profits to international locations would result in an increase in the valuation allowance and would decrease income in the period such determination was made. In future filings with the Commission, the Company will disclose the specific deferred tax assets to which its valuation allowances relate and, to the extent that its estimates and assumptions are reasonably likely to change, the Company will disclose the potential circumstances that may cause such an adjustment to its valuation allowance in future periods.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 8 – Income Taxes, page 60

2.        We note that you consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in assessing the ultimate realization of deferred tax assets. Please tell us what consideration was given to cumulative earnings or losses by jurisdiction in your assessment and please provide us with a reasonably detailed summary of your assessment as of December 31, 2012. Refer to ASC 740-10-30-16 through 25.

Response 2: In assessing the ultimate realization of deferred tax assets, the Company has considered all of the factors that are present in ASC 740-10-30-16 through 25. The Company specifically considered the cumulative earnings and losses by jurisdiction in its assessment of the deferred tax assets, and it is relying on projections of future taxable income to support the realization of its deferred tax assets, and, to a much lesser degree, through the reversal of existing deductible temporary differences.

As noted in our Response 1 above, we have a partial valuation allowance on our U.S. deferred tax assets. As stated in ASC 740-10-30-24, “future realization of a tax benefit sometimes will be expected for a portion but not all of a deferred tax asset and the dividing line between the two portions may be unclear”. In evaluating the realization of these deferred tax assets, the Company has used the application of judgment based on a careful assessment of all available evidence to determine the portion of its deferred tax assets which is more likely than not to be realized, or unrealized. This assessment included the analysis of cumulative earnings and losses, along with other positive and negative evidence as required. Historically, the Company’s U.S. operations have been profitable. However, the Section 382 limitation impacts its analysis in that the $3 million annual limitation applies regardless of actual U.S. taxable income earned by the Company in the future. In analyzing various scenarios of future U.S. taxable income, there is no incremental benefit from the possibility that higher yearly amounts will be generated in the United States, since under the IRC Section 382 limitation, the use of these tax loss carryforwards is subject to the $3 million annual limitation and therefore would not increase. On the other hand, there is some risk that a lower amount of future taxable income in the United States would result in a reduced utilization of the loss carryforwards. Differences in the Company’s future operating results as compared to the estimates utilized in the determination of the valuation allowances could result in adjustments in valuation allowances in future periods.

The Company has several foreign jurisdictions with cumulative historical losses and no future operations. Thus, the Company has full valuation allowances on these foreign jurisdiction deferred tax assets. As stated in ASC 740-10-30-23, “a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome”. The Company also has additional operating tax loss carryforwards in Mexico and the Netherlands totaling approximately $3 million which have no valuation allowance due to historical performance and future expected utilization based on expected future taxable income.

Securities and Exchange Commission

September 24, 2013

Form 10-Q for the Quarterly Period Ended June 30, 2013

Item 1. Financial Statements

Condensed Consolidated Statements of Comprehensive Income, page 3

3.        We note your disclosure of the balances of each component of accumulated other comprehensive income (“AOCI”). Please tell us what consideration you gave to disclosing the activity related to the changes in the balances of each component of AOCI, including current period reclassifications, the income tax effects and the line item affected by the reclassification. Refer to ASC 220-10-45-14 through 17 and ASC 220-10-55-15 through 17.

Response 3: The Company discloses the activity related to the changes in the balances of each component of AOCI on the face of the Statements of Comprehensive Income. The Company advises the Staff that there were no current period reclassifications. The Company further advises the Staff that if there are material current period reclassifications from AOCI in the future, the Company will disclose the reclassifications, including the income tax effects and the line item affected by such reclassifications. However, in light of the Staff’s comment and to further enhance its disclosures, the Company proposes presenting the information in a comprehensive tabular format on the face of its Statements of Comprehensive Income in its future periodic reports, as follows (using the June 30, 2013 disclosure as an example):

The changes in accumulated other comprehensive loss by component are as follows:
	Foreign	Unrealized		Accumulated
	currency	loss on		other
	translation	investments,		comprehensive
(in thousands)	adjustments	net of tax	Other	loss
Balances, December 31, 2012	$ (8,681)	$ (1,851)	$ (4)	$ (10,536)
Other comprehensive income (loss) before
reclassifications	(1,009)	276	1	(732)
Amounts reclassified from accumulated
other comprehensive income (loss) (a)	-	-	-	-
Balances, June 30, 2013	$ (9,690)	$ (1,575)	$ (3)	$ (11,268)

(a) for the reportable period, there were no current period reclassifications.

In connection with our responses, we acknowledge that:

-          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-          staff comments or changes to disclosures in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

-          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you have any questions or further comments, please contact me at (979) 848-5304.

Sincerely,

Benchmark Electronics, Inc.
By: /s/ Gayla J. Delly
Gayla J. Delly
Chief Executive Officer

Cc:	Donald F. Adam, Chief Financial Officer, Benchmark Electronics, Inc.
Kenneth S. Barrow, General Counsel, Benchmark Electronics, Inc.
Cravath, Swaine & Moore LLP
KPMG LLP